EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

MASONITE INTERNATIONAL INC.

For the Three and Nine Month Periods Ended September 30, 2007 and September 30, 2006

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Three and Nine Month Periods Ended September 30, 2007 and September 30, 2006

		Three Month Period Ended		Nine Month Period Ended
	Note	July 1, 2007 - September 30, 2007	July 1, 2006 - September 30, 2006	January 1, 2007 - September 30, 2007	January 1, 2006 - September 30, 2006

Sales		$529,343	$622,391	$1,687,651	$1,879,510
Cost of sales		408,132	481,352	1,297,600	1,486,904
		121,211	141,039	390,051	392,606

Selling, general and administration expenses	18	50,410	49,567	157,072	159,232
Depreciation		21,478	21,923	68,093	65,329
Amortization of intangible assets		8,898	8,877	26,690	26,660
Interest		44,315	46,382	134,130	137,239
Other expense, net	14	9,235	9,508	21,558	16,613

(Loss) income before income taxes and non-controlling interest		(13,125)	4,782	(17,492)	(12,467)

Income taxes (recovery)	15	(2,387)	4,894	(12,418)	(4,804)
Non-controlling interest		2,073	1,559	5,326	5,557

Net loss		$(12,811)	$(1,671)	$(10,400)	$(13,220)

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

As at September 30, 2007 and December 31, 2006

	Note	September 30, 2007	December 31, 2006
			(Restated-note 1)

Assets

Current assets:
Cash and cash equivalents		$59,011	$47,423
Accounts receivable	3	291,169	247,670
Inventories	4	330,506	351,538
Prepaid expenses		19,562	19,131
Assets held for sale	5	7,207	—
Current future income taxes		42,519	38,885
		749,974	704,647

Property, plant and equipment		823,420	873,576
Goodwill		974,841	969,480
Intangible assets		482,357	508,968
Other assets	6	24,083	89,334
Long-term future income taxes		17,884	18,507
		$3,072,559	$3,164,512

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	7	$16,628	$60,393
Accounts payable and accrued expenses	9	378,755	343,682
Income taxes payable		25,848	26,909
Current future income taxes		1,201	1,629
Current portion of long-term debt	8	22,192	32,221
		444,624	464,834

Long-term debt	8	1,851,920	1,923,558
Long-term future income taxes		201,751	214,185
Other long-term liabilities	10	41,351	41,081
		2,539,646	2,643,658

Non-controlling interest		40,608	36,841

Shareholder’s equity:
Share capital	11	567,177	567,177
Common shares, unlimited shares authorized, 113,435,362 shares issued and outstanding at September 30, 2007 and December 31, 2006 Contributed surplus		6,745	4,987
Deficit		(114,534)	(104,134)
Accumulated other comprehensive income		32,917	15,983
		492,305	484,013

		$3,072,559	$3,164,512

Commitments and contingencies (note 13)

Related party transactions (notes 6 and 18)

Basis of presentation (note 1)

Subsequent event (note 20)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Changes in Shareholder’s Equity

(In thousands of U.S. dollars)

For the Three and Nine Month Periods Ended September 30, 2007 and September 30, 2006

					Accumulated
					Other
	Common Shares		Contributed		Comprehensive
	Number	Value	Surplus	Deficit	Income	Total

Balance, July 1, 2007	113,435,362	$567,177	$6,259	$(101,723)	$27,735	$499,448

Net loss	—	—	—	(12,811)	—	(12,811)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	16,095	16,095
Change in fair value of cash flow hedges, net of tax of $1,970	—	—	—	—	(10,913)	(10,913)
Comprehensive loss						(7,629)

Share based awards	—	—	486	—	—	486
Balance, September 30, 2007	113,435,362	$567,177	$6,745	$(114,534)	$32,917	$492,305

Balance, July 1, 2006	113,435,362	$567,177	$4,891	$(81,349)	$(9,059)	$481,660

Net loss	—	—	—	(1,671)	—	(1,671)
Other comprehensive income, net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	23,989	23,989
Comprehensive income						22,318

Share based awards	—	—	(745)	—	—	(745)
Balance, September 30, 2006	113,435,362	$567,177	$4,146	$(83,020)	$14,930	$503,233

					Accumulated
					Other
	Common Shares		Contributed		Comprehensive
	Number	Value	Surplus	Deficit	Income	Total
					(Restated-note 1)	(Restated-note 1)

Balance, January 1, 2007	113,435,362	$567,177	$4,987	$(104,134)	$15,983	$484,013
New accounting standard (note 1), net of tax of $3,339	—	—	—	—	13,315	13,315
	113,435,362	567,177	4,987	(104,134)	29,298	497,328

Net loss	—	—	—	(10,400)	—	(10,400)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	14,763	14,763
Change in fair value of cash flow hedges, net of tax of $1,970	—	—	—	—	(11,144)	(11,144)
Comprehensive loss						(6,781)

Share based awards	—	—	1,758	—	—	1,758
Balance, September 30, 2007	113,435,362	$567,177	$6,745	$(114,534)	$32,917	$492,305

Balance, January 1, 2006	113,435,362	$567,177	$2,956	$(69,800)	$(7,984)	$492,349

Net loss	—	—	—	(13,220)	—	(13,220)
Other comprehensive income, net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	22,914	22,914
Comprehensive income						9,694

Share based awards	—	—	1,190	—	—	1,190
Balance, September 30, 2006	113,435,362	$567,177	$4,146	$(83,020)	$14,930	$503,233

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Three and Nine Month Periods Ended September 30, 2007 and September 30, 2006

	Three Month Period Ended		Nine Month Period Ended
	July 1, 2007 - September 30, 2007	July 1, 2006 - September 30, 2006	January 1, 2007 - September 30, 2007	January 1, 2006 - September 30, 2006
Cash provided by (used in):
Operating activities:
Net loss	$(12,811)	$(1,671)	$(10,400)	$(13,220)
Items not involving cash:
Depreciation	21,478	21,923	68,093	65,329
Amortization of intangible assets	8,898	8,877	26,690	26,660
Non-cash interest expense	2,909	1,936	7,949	5,971
Loss on sale of property, plant and equipment	555	3,111	1,505	4,556
Impairment of property, plant and equipment	3,611	—	6,231	—
Share based awards	486	(745)	1,758	1,190
Future income taxes	(1,917)	4,105	(18,374)	(8,413)
Pension and post-retirement expense and funding, net	680	55	1,282	419
Unrealized foreign exchange gains	(3,542)	—	(6,512)	—
Non-controlling interest	2,073	1,559	5,326	5,557
Change in non-cash operating working capital:
Accounts receivable	1,619	28,750	(30,387)	(24,230)
Inventories	(443)	(11,168)	26,036	6,896
Income taxes payable	(4,348)	88	(3,684)	(3,223)
Prepaid expenses	2,855	1,578	(279)	(1,783)
Accounts payable and accrued expenses	27,176	(1,913)	26,814	43,213
	49,279	56,485	102,048	108,922
Financing activities
Change in bank indebtedness	(50,566)	(19,308)	(43,765)	(43,646)
Proceeds from issuance of long-term debt	—	45	—	875
Repayment of long-term debt	(9,883)	(13,943)	(18,611)	(32,817)
Change in other long-term liabilities	—	328	—	198
	(60,449)	(32,878)	(62,376)	(75,390)
Investing activities
Proceeds from sale of property, plant and equipment	601	6,396	792	20,215
Additions to property, plant and equipment	(6,476)	(13,110)	(22,702)	(35,314)
Acquisitions	(3,264)	—	(6,997)	—
Distributions to non-controlling interests	(1,084)	(1,504)	(2,639)	(3,065)
Other investing activities	617	(3,631)	(1,039)	(6,208)
	(9,606)	(11,849)	(32,585)	(24,372)
Net foreign currency translation adjustment	2,701	1,250	4,501	4,680

(Decrease) increase in cash and cash equivalents	(18,075)	13,008	11,588	13,840
Cash and cash equivalents, beginning of period	77,086	48,291	47,423	47,459
Cash and cash equivalents, end of period	$59,011	$61,299	$59,011	$61,299

Basis of presentation (note 1)

Supplemental cash flow information (note 16)

See accompanying notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Month Periods Ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These unaudited interim consolidated financial statements include the accounts of Masonite International Inc. (the “Company” or “Masonite”) for the three month and nine month periods ended September 30, 2007 and September 30, 2006.

These unaudited interim consolidated financial statements do not include all of the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2006. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments which are necessary for a fair presentation of the operating results and financial condition of the Company for such periods and as of such dates. These unaudited interim consolidated financial statements are prepared using the same accounting policies and methods of application as the annual audited consolidated financial statements except as described below in Recently Adopted Accounting Standards. Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The Company’s fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31. In a 52 week year, each fiscal quarter consists of 13 weeks. The three month periods ended September 30, 2007 and September 30, 2006 consist of 13 weeks. For presentation purposes, the financial statements and notes refer to September 30 as the Company’s quarter-end.

Principles of Consolidation

The unaudited interim financial statements include the accounts of the Company and its subsidiaries, the accounts of any variable interest entities for which the Company is the primary beneficiary and its proportionate share of assets, liabilities, revenues and expenses from joint ventures. Intercompany accounts and transactions have been eliminated on consolidation. The results of subsidiaries acquired during the periods presented are consolidated from their respective dates of acquisition using the purchase method. Joint ventures are proportionately consolidated from the date of formation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the valuation of the allowance for doubtful accounts, the net realizable value of inventories, the determination of the fair value of derivative instruments, the determination of obligations under employee future benefit plans, the determination of share based awards, the valuation of acquired assets, the determination of the fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets, as well as determination of impairment thereon, and the recoverability of future income tax assets. Actual results could differ from those estimates.

Recently Adopted Accounting Standards:

On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, “Comprehensive Income” (“CICA 1530”); Section 3855, “Financial Instruments – Recognition and Measurement” (“CICA 3855”); Section 3861, “Financial Instruments – Disclosure and Presentation” (“CICA 3861”); Section 3865, “Hedges” (“CICA 3865”); and Section 3251, “Equity” (“CICA 3251”). These sections became effective on January 1, 2007, and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. These standards were adopted retroactively without restating prior periods, except for the presentation of translation gains or losses on self-sustaining operations.

CICA 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income is defined by revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with the generally accepted accounting principles. As a result of adopting CICA 1530 as of January 1, 2007, the

Company reclassified the balance in the cumulative translation adjustment presented on the consolidated balance sheet of $15,983 at December 31, 2006 to accumulated other comprehensive income, which is presented as a new category of shareholder’s equity on the consolidated balance sheet.

CICA 3855 requires that all financial assets be classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale categories. Also, all financial liabilities must be classified as held for trading or other financial liabilities upon initial recognition. All financial instruments, other than those that are held-to-maturity, are recorded on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest rate method. The effective interest related to financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading is included in net income as a component of interest expense for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all of the cumulative gain or loss is then recognized in net income as a component of interest expense. In addition, it is the Company’s policy that transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instrument, and amortized using the effective interest method as a component of interest expense. As a result of adopting CICA 3855 at January 1, 2007, the Company reclassified $71,282 of unamortized financing costs, which were previously recorded in other assets, to long-term debt. All financial instruments held by the Company are classified as held-to-maturity.

CICA 3865 replaces Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The Company’s derivative financial instruments, which consist of interest rate swap agreements that have been designated as cash flow hedges, have been reported at fair value as a result of the implementation of CICA 3855 and 3865. The unrealized gains and losses that arise as a result of re-measuring the swap agreements at their fair value at the end of each period are recognized, net of income taxes, in other comprehensive income in the period. As a result of adopting CICA 3855 and 3865 at January 1, 2007, the Company recognized an asset of $13,315, net of taxes of $3,339 related to its interest rate swap in accumulated other comprehensive income. For the period ending September 30, 2007, the interest rate swaps designated as cash flow hedges were determined to be effective.

The adoption of CICA 3251 did not have an impact on the Company’s unaudited interim consolidated financial statements.

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. The Company recognizes embedded derivatives on its consolidated balance sheet, if applicable. As a result of adopting CICA 3855, the Company conducted a search for embedded derivatives in all contractual agreements dated subsequent to January 1, 2003 and did not identify any embedded features that required separate presentation from the related host contract.

The following table shows the impact on the December 31, 2006 balances of adopting CICA 1530, 3855, 3865 and 3251 on January 1, 2007:

	Balance - December 31, 2006	Adoption of Financial Instruments	Balance - January 1, 2007
Other assets	$89,334	$(54,628)	$34,706
Long-term debt	1,955,779	(71,282)	1,884,497
Long-term future income taxes	214,185	3,339	217,524
Cumulative translation adjustment	15,983	(15,983)	—
Accumulated other comprehensive income	—	29,298	29,298

NOTE 2:  ACQUISITIONS

In the third quarter of 2007, the company paid $3,264 for the remaining 20% of a subsidiary in Eastern Europe. The excess of the purchase price over the fair value of the net assets acquired of $1,993 was allocated to goodwill.

NOTE 3: ACCOUNTS RECEIVABLE

The Company has an agreement (the “Facilities Agreement”) to sell up to $135,000 of non-interest bearing trade accounts receivable. The charges incurred under the Facilities Agreement are calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.25% at September 30, 2007 (December 31, 2006 – 1.25%). Information regarding balances sold and charges incurred, which are included in selling, general and administration expenses, on the Facilities Agreement, is included in the table below.

The Company also had an additional agreement (the “Acquired Facilities Agreement”) to sell receivables of a specific customer. The charges incurred under the Acquired Facilities Agreement were calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.75%. In March of 2007, further sales under the Acquired Facilities Agreement were terminated and were transitioned to the Facilities Agreement. Information regarding the balances sold and charges incurred, which are included in selling, general and administration expenses, on the Acquired Facilities Agreement is included in the following table:

	September 30, 2007	December 31, 2006
Receivables sold at period end:
Facilities Agreement	$61,063	$88,063
Acquired Facilities Agreement	—	24,841
	$61,063	$112,904

	July 1, 2007 – September 30, 2007	July 1, 2006 – September 30, 2006
Charges incurred in the period
Facilities Agreement	$1,065	$1,451
Acquired Facilities Agreement	—	450
	$1,065	$1,901

	January 1, 2007 – September 30, 2007	January 1, 2006 – September 30, 2006
Charges incurred in the period
Facilities Agreement	$4,167	$4,642
Acquired Facilities Agreement	280	1,287
	$4,447	$5,929

NOTE 4:  INVENTORIES

	September 30, 2007	December 31, 2006
Raw materials	$211,260	$222,364
Finished goods	119,246	129,174
	$330,506	$351,538

NOTE 5:  ASSETS HELD FOR SALE

Due to the closure of a manufacturing facility in Canada, land and buildings related to this facility were held for sale. As a result, land and buildings with a carrying value of $7,207, have been reclassified from property, plant and equipment to assets held for sale on the unaudited consolidated balance sheet. The carrying value of the assets held for sale are included in the North American segment.

Included in other expense on the unaudited interim consolidated statement of operations in the three month and nine month periods ending September 30, 2007 are $1,200 and $2,775 in impairment charges to reduce the carrying value of the land and buildings held for sale to their estimated net cash proceeds. The impairment charge is included in the North American segment (note 17).

NOTE 6:  OTHER ASSETS

	September 30, 2007	December 31, 2006
Deferred financing fees, less accumulated amortization of $NIL-(December 31, 2006 - $25,043)	$—	$71,282
Interest rate swaps	5,510	—
Receivable from parent	16,543	13,408
Long-term receivables and other	2,030	4,644
	$24,083	$89,334

The interest rate swap of $5,510 is measured at its fair value, based on a mark-to-market valuation received from the counterparty at period end.

Included in long-term receivables and other at September 30, 2007 is $1,690 (December 31, 2006 - $3,894) in receivables due over the next five years pursuant to a royalty agreement. The $16,543 (December 31, 2006 - $13,408) due from Masonite Holding Corporation (“Holdings”), the Company’s parent, represents share purchase and redemption transactions of the Parent’s shares that were funded by a subsidiary of the Company. The amount receivable from Holdings is non-interest bearing, unsecured, and has no set terms of repayment.

NOTE 7:  BANK INDEBTEDNESS

	September 30, 2007	December 31, 2006
Revolving credit facility	$—	$43,000
Other borrowings and overdrafts	16,628	17,393
	$16,628	$60,393

The Company has a $350,000 revolving credit facility as part of its banking arrangements. Interest on the revolving credit facility is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%, and is secured by fixed and floating charges over substantially all of Masonite’s assets. As of September 30, 2007, the revolving credit facility interest rate was LIBOR plus 2.50% (December 31, 2006 – LIBOR plus 2.50%).

The revolving credit facility also provides for payment to the lenders of a commitment fee on the average daily undrawn commitments at a rate ranging from 0.375% to 0.5% per annum, a fronting fee of 0.125%, and a letter of credit fee ranging from 1.75% to 2.5% (less the 0.125% fronting fee).

Interest on the revolving credit facility for the three month period ended September 30, 2007 was $734 (three month period ended September 30, 2006 - $1,777). Interest on the revolving credit facility for the nine month period ended September 30, 2007 was $2,652 (nine month period ended September 30, 2006 - $5,777).

NOTE 8: LONG-TERM DEBT

	September 30, 2007	December 31, 2006
Senior Secured Credit Facilities, bearing interest at LIBOR plus 2.00% due April 6, 2013, net of deferred financing fees of $30,728 (2006 - $nil)	$1,114,897	$1,154,438
Senior Subordinated Notes, bearing interest at 11%, due October 6, 2015, net of deferred financing fees of $32,946 (2006 - $nil)	736,910	747,231
Senior Subordinated Term Loan, bearing interest at 11%, due October 6, 2015	—	22,625
Bank term loan bearing interest at LIBOR plus 1.50%, due November 27, 2009	5,000	10,700
Bank term loan bearing interest at LIBOR plus 0.50% (2006 – 0.49%) due January 17, 2009	7,500	7,500
Bank term loan bearing interest at LIBOR plus 0.49% (2006 –0.49%) due January 4, 2008	5,000	7,500
Other loans, at various interest dates and maturities	4,805	5,785
	1,874,112	1,955,779
Less current portion	22,192	32,221
	$1,851,920	$1,923,558

The aggregate amount of principal repayments in the twelve month periods ending September 30 in each of the next five years and thereafter, is as follows:

2008	$22,192
2009	22,248
2010	12,700
2011	12,154
2012	11,750
Thereafter	1,856,742
$1,937,786

The Company’s senior secured credit facilities include an eight year $1,175,000 term loan that bears interest at LIBOR plus 2.00% and amortizes at 1% per year. This facility requires the Company to meet a minimum interest coverage ratio starting at 1.5 times and increasing over time to 2.2 times adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement (“Adjusted EBITDA”), and a maximum leverage ratio, which is defined generally as total indebtedness including outstanding letters of credit less cash on hand, starting at 7.9 times, and decreasing over time to 4.75 times, Adjusted EBITDA.

At September 30, 2007, the Company was required to have met a minimum interest coverage ratio of 1.6 times Adjusted EBITDA, and a maximum leverage ratio of 7.3 times Adjusted EBITDA. In addition, the senior secured credit facilities limit, among other things, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and other encumbrances, additional payments based on excess cash flows, and other matters customarily restricted in such agreements. This facility also contains certain customary events of default, subject to grace periods, as appropriate. The senior secured credit facilities are secured by a fixed and floating charge over the assets of the Company and the guarantor subsidiaries, as defined in the credit agreement. At September 30, 2007 and 2006, the Company was in compliance with both of these ratios.

The Company also had a senior subordinated bridge loan agreement for a $770,000 senior subordinated loan. On October 6, 2006, the $770,000 senior subordinated bridge loan automatically converted into a $770,000 senior subordinated term loan, bearing interest at 11%. Upon notice of conversion by the holders of the senior subordinated term loan, all of the senior subordinated loan holders elected to convert their holdings into senior subordinated notes due 2015, which bear interest at

11% and were subject to registration rights. On May 18, 2007, the Company’s Registration Statement was declared effective and on June 22, 2007, the Exchange Offer was consummated.

The Company did not consummate a registered exchange offer for the notes by April 4, 2007 and thus pursuant to the Exchange and Registration Rights Agreement relating to the senior subordinated notes due 2015, additional interest began to accrue as of April 5, 2007. Included in interest expense in the three month period ended September 30, 2007 on account of additional interest is $nil (nine month period ended September 30, 2007 - $346).

The Company’s weighted average interest rate at September 30, 2007 was 8.2% (December 31, 2006 – 8.1%).

Interest on long-term debt for the three month period ended September 30, 2007 was $40,883 (three month period ended September 30, 2006 - $41,173). Interest on long-term debt for the nine month period ended September 30, 2007 was $121,813 (nine month period ended September 30, 2006 - $120,928).

On April 26, 2005, Masonite entered into interest rate swap agreements to convert $1,150,000 of floating rate debt into fixed rate debt. These swaps amortize over a five year period and mature in 2010. At September 30, 2007, a total of $900,000 of floating rate debt remained converted into fixed rate debt, at an interest rate of 4.22% plus a credit spread of 2.00%. At September 30, 2007, the fair value of these agreements represented an asset of $5,510, and is included in other assets (note 6). Pursuant to CICA 3865, the Company has established a hedging relationship with formal documentation between the interest rate swap and the long-term debt.

NOTE 9:  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	September 30, 2007	December 31, 2006
Trade payables	$164,800	$153,045
Interest	52,323	35,887
Customer incentives	42,498	40,516
Payroll and related remittances	41,028	42,487
Severance payable and restructuring liability	9,294	7,783
Other	68,812	63,964
	$378,755	$343,682

NOTE 10:  OTHER LONG-TERM LIABILITIES

	September 30, 2007	December 31, 2006
U.S. defined benefit plan	$13,280	$12,224
Advances from minority interest shareholders	9,530	11,443
United Kingdom defined benefit plan	8,381	8,670
Severances payable and restructuring liability	4,442	3,925
Notes payable issued in a business combination	1,483	1,273
Other post employment benefits	4,235	3,546
	$41,351	$41,081

NOTE 11:  SHAREHOLDER’S EQUITY

Masonite is a wholly owned subsidiary of Holdings. As at September 30, 2007, management owns a 5.0% interest in Holdings (December 31, 2006 – 5.8%). Holdings provides a stock option plan to allow management and key employees of Masonite to purchase shares of Holdings. Information with respect to Masonite’s participation in Holdings’ stock option plan is included below.

Options to acquire shares of Holdings have a ten year term and an exercise price of $5.00. The vesting period of the options varies with the type of option granted. Time based options (“Time Based”) vest equally over a five year period with the passage of time, performance based options (“Performance Based”) vest based on pre-established performance criteria set for each period in a five year period, and cumulative performance options (“Cumulative Performance”) vest only if specific cumulative performance targets are met at the end of a five year period. Also, included as part of the performance based options are cumulative targets. If the cumulative targets at the end of subsequent period are met, performance based options in that period, as well as previously unvested options in periods where the performance criteria were not met, become vested.

Of the 335,000 total options granted in 2007 (the “2007 Options”), 167,500 were time based and 167,500 were performance based. None of the 2007 Options have been cancelled.

Of the 2,850,000 total options granted in 2006 (the “2006 Options”), 1,275,000 were time based, 1,275,000 were performance based, and 300,000 were options that vested immediately at the grant date. None of the 2006 Options have been cancelled.

Of the 24,505,779 options granted in 2005 (the “2005 Options”), 11,745,390 were time based, 11,745,389 were performance based, and 1,015,000 were cumulative performance options. Since the grant of the 2005 Options, 6,511,640 time based, 6,511,639 performance based and 615,000 cumulative performance based options have been cancelled.

As a result of the reduction in force of salaried personnel in North America in October 2007, it is anticipated that an additional 50,000 time based and 50,000 performance based options will not vest.

July 1, 2007 - September 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	6,554,375	6,554,375	400,000	300,000
Number of options granted	167,500	167,500	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(45,625)	(45,625)	—	—
Number of options outstanding, end of period	6,676,250	6,676,250	400,000	300,000

July 1, 2006 - September 30, 2006	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	8,287,501	8,287,500	640,000	—
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(1,640,000)	(984,000)	(240,000)	—
Number of options outstanding, end of period	6,647,501	7,303,500	400,000	—

January 1, 2007 - September 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	7,200,625	7,856,625	400,000	300,000
Number of options granted	167,500	167,500	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(691,875)	(1,347,875)	—	—
Number of options outstanding, end of period	6,676,250	6,676,250	400,000	300,000

January 1, 2006 - September 30, 2006	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	9,114,140	9,114,139	640,000	—
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(2,466,639)	(1,810,639)	(240,000)	—
Number of options outstanding, end of period	6,647,501	7,303,500	400,000	—

January 1, 2007 - September 30, 2007	Total Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	15,757,250	$5.00
Options granted	335,000	5.00
Options exercised	—	—
Options cancelled	(2,039,750)	5.00
Options outstanding, end of period	14,052,500	$5.00

January 1, 2006 - September 30, 2006	Total Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	18,868,279	$5.00
Options granted	—	—
Options exercised	—	—
Options cancelled	(4,517,278)	5.00
Options outstanding, end of period	14,351,001	$5.00

The weighted average fair value at the grant date for time based, performance based, cumulative performance based (where applicable) and immediate vesting options (where applicable) for the 2007 Options, 2006 Options and 2005 Options was $2.35, $2,03 and $1.09, respectively.

Information regarding the number of options outstanding by type, the average remaining contractual life, and the number of options exercisable is as follows:

	Options Outstanding		Options Exercisable
September 30, 2007	Number Outstanding	Average Remaining Contractual Life (years)	Number Exercisable
Time based	6,676,250	7.83	2,216,250
Performance based	6,676,250	7.83	—
Cumulative performance	400,000	7.52	—
Immediate vesting	300,000	8.10	300,000
	14,052,500		2,516,250

Although 2,216,250 time-based and 300,000 immediate vesting options have vested and are exercisable, the Option Agreement restricts option holders from exercising, selling or transferring their options until December 31, 2009 unless certain conditions occur.

The Company has determined that the total stock-based awards expense for awards granted to employees, using the minimum value method for the 2005 Options and the Black-Scholes method for the 2006 Options and 2007 Options, was $486 in the three month period ended September 30, 2007 (three month period ended September 30, 2006 - income of $745) and $1,758 in the nine month period ended September 30, 2007 (nine month period ended September 30, 2006 - $1,190). The determination of total stock-based awards was adjusted for options that have been cancelled and or are not expected to vest. The assumptions used in the determination of the fair value of stock options are as follows:

	2007 Options	2006 Options	2005 Options
Risk-free rate	4.3%	4.7%	4.1%
Expected dividend yield	0%	0%	0%
Expected volatility of the market price of the Company’s shares	37%	32%	0%
Expected option life (in years)	7	6	6

NOTE 12: EMPLOYEE FUTURE BENEFITS

(a)  U.S. defined benefit plan:

The Company had a defined benefit plan covering approximately 2,000 employees in the United States. Benefits under the plan were largely curtailed in 2003, and are a function of compensation levels, benefit formulas and years of service. The Company accrues the expected costs of providing plan benefits during the periods in which the employees render service. The measurement date used for the accounting valuation for the defined benefit plan was December 31, 2006, while the most recent actuarial valuation was updated to January 1, 2006. Information about the defined benefit plan for the three and nine month period ended September 30, 2007 and September 30, 2006 is as follows:

	July 1, 2007 - September 30, 2007	July 1, 2006 -September 30, 2006
Pension expense
Current service cost	$288	$320
Interest cost	1,111	1,097
Expected return on plan assets	(1,162)	(1,131)
Net pension expense	$237	$286

	January 1, 2007 - September 30, 2007	January 1, 2006 - September 30, 2006
Pension expense
Current service cost	$864	$874
Interest cost	3,333	3,211
Expected return on plan assets	(3,486)	(3,401)
Plan amendment	345	—
Net pension expense	$1,056	$684

(b)  United Kingdom defined benefit plan:

The Company also has a defined benefit plan in the United Kingdom, which has been curtailed in prior years. Total pension expense in the three month period ended September 30, 2007 was $48 (three month period ended September 30, 2006 - $45). Total pension expense in the nine month period ended September 30, 2007 was $135 (nine month period ended September 30, 2006 - $133).

(c)  U.S. post-retirement benefit plan:

The Company maintained a contributory retiree medical plan and a limited non-contributory life insurance benefit covering approximately 250 employees in the United States. Total post-retirement expense in the three month period ended September 30, 2007 was $40 (three month period ended September 30, 2006 - $28). Total post-retirement expense in the nine month period ended September 30, 2007 was $121 (nine month period ended September 30, 2006 - $134).

NOTE 13: COMMITMENTS AND CONTINGENCIES

For lease agreements that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight line basis over the non-cancellable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied. The leases generally contain provisions for one to three renewal options of five years each. Future minimum payments, in the twelve month periods ending September 30, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following:

2008	$24,609
2009	17,028
2010	12,926
2011	9,266
2012	7,278
Thereafter	28,459
$99,566

Masonite has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with its use of the premises. The maximum amount of these indemnifications cannot be reasonably estimated due to their nature. Historically, the Company has not made any significant payments relating to such indemnifications.

In addition to the above indemnifications, Masonite has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, Masonite has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

Operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (“EPA”) related to Maximum Achievable Control Technology (“MACT”). MACT regulations govern the manner in which the company measures and controls the emissions from manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. The Company anticipates the cost of complying with the amended rules would require the Company to spend between $20,000 and $30,000 in addition to the $8,500 already spent.

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

NOTE 14: OTHER EXPENSE, NET

	July 1, 2007 - September 30, 2007	July 1, 2006 - September 30, 2006

Restructuring and severance (a)	$7,813	$6,726
Impairment of property, plant and equipment (b)	3,611	—
Loss on disposal of property, plant and equipment (c)	555	3,111
Other (d)	(2,744)	(329)
	$9,235	$9,508

	January 1, 2007 - September 30, 2007	January 1, 2006 - September 30, 2006

Restructuring and severance (a)	$19,421	$11,576
Impairment of property, plant and equipment (b)	6,231	—
Loss on disposal of property, plant and equipment (c)	1,505	4,556
Other (d)	(5,599)	481
	$21,558	$16,613

(a)   Restructuring and severance expenses:

The restructuring and severance expense for the three month and nine month periods ended September 30, 2007 relates to closures announced by the Company as a result of a customer transferring significant business to a competitor as well as actions taken by management due to the significant downturn in the United States housing market. As a result of this lost business and the significant market downturn, the Company announced the closure of five manufacturing facilities in the United States, significantly curtailed activities at two additional manufacturing facilities in the United States, one of which was subsequently disposed of. In addition, the Company closed an interior door manufacturing facility in Canada and reduced the workforce at manufacturing sites in the United States and Ireland in the nine month period ended September 30, 2007. The closure of these facilities is expected to be completed by the end of the fourth quarter of 2007. Also included are severance benefits for certain former senior executives of the Company.

The following table details the activity in the accrued restructuring liability for the nine month period ended September 30, 2007:

	Provision December 31, 2006	Provision	Payments	Provision September 30, 2007
Reduction in staff levels	$4,899	$71	$3,702	$1,268
Executive and management compensation	6,679	2,530	5,222	3,987
Facility closures and reductions as a result of lost business	—	16,681	8,707	7,974
Capacity rationalization due to housing market slowdown	—	498	34	464
Woodbridge, Ontario plant closure	130	—	87	43
	$11,708	$19,780	$17,752	$13,736

Included in the provision column in the table above is $359 in charges related to the accretion of previously discounted severance liability. The current portion of the accrued restructuring liability is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion recorded in other long-term liabilities. Of the total provision incurred in the nine month period ended September 30, 2007, $18,886 relates to the North America segment, and $894 relates to the Europe and Other segment.

(b)  Impairment of property, plant and equipment

As a result of manufacturing facility closures announced in the second and third quarter, the Company reduced the carrying value of property, plant and equipment by $3,611 in the three month period ended September 30, 2007 to approximate the expected cash proceeds from the sale or future use of this property, plant and equipment ($6,231 in the nine month period ended September 30, 2007). There were no impairment charges in the three month and nine month periods ended September 30, 2006.

(c)  Loss on disposal of property, plant and equipment:

For the three month period ended September 30, 2007, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $601 (three month period ended September 30, 2006 - $6,396). The disposal of these assets resulted in a net loss of $555 (three month period ended September 30, 2006 - $3,111), which is included in other expense, net. For the nine month period ended September 30, 2007, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $792 (nine month period ended September 30, 2006 - $20,215). The disposal of these assets resulted in a net loss of $1,505 (nine month period ended September 30, 2006 - $4,556), which is included in other expense, net.

(d)  Other:

These costs are related to foreign exchange translation gains and losses on working capital and long-term liabilities denominated in currencies other than the United States dollar. In addition, insurance proceeds of $370 are included in the three and nine month periods ended September 30, 2006.

NOTE 15: INCOME TAXES

	July 1, 2007 – September 30, 2007	July 1, 2006 – September 30, 2006
Current	$(470)	$790
Future	(1,917)	4,104
	$(2,387)	$4,894

	January 1, 2007 – September 30, 2007	January 1, 2006 – September 30, 2006
Current	$5,956	$3,609
Future	(18,374)	(8,413)
	$(12,418)	$(4,804)

The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $39,620 is required in respect of its future income tax assets as at September 30, 2007 (December 31, 2006 - $37,113). The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe and Asia. The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

NOTE 16:  SUPPLEMENTAL CASH FLOW INFORMATION

	July 1, 2007 – September 30, 2007	July 1, 2006 – September 30, 2006
Transactions involving cash:
Interest paid, net of interest received	$22,305	$41,426
Income taxes paid	3,162	1,279
Income tax refunds	66	1,274

	January 1, 2007 – September 30, 2007	January 1, 2006 – September 30, 2006
Transactions involving cash:
Interest paid, net of interest received	$110,105	$129,226
Income taxes paid	9,586	9,248
Income tax refunds	2,889	2,232

NOTE 17: SEGMENTED INFORMATION

The Company manages its operations on a geographic basis and determines its operating segments accordingly. The Company’s debt facilities contain certain covenants which are calculated using an adjusted earnings measure defined as earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) as defined in the credit agreement. The performance measurement of each of the geographic segment is evaluated and monitored on the basis of sales and Adjusted EBITDA. Defined adjustments (as defined in the Senior Secured Credit Facilities Agreement), as shown on the following table, include (but are not limited to) items such as extraordinary gains or losses and unusual or non-recurring charges, non-cash charges related to stock-based awards, gains or losses on asset sales, disposals or abandonments, restructuring charges, management fees paid to Kohlberg Kravis Roberts & Co. LP (“KKR”), impairment charges on intangible assets, and all taxes upon capital and/or assets that are not in the nature of income taxes.

Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

	July 1, 2007 - September 30, 2007	July 1, 2006 – September 30, 2006
Geographic segment data
Sales:
North America	$367,003	$480,455
Europe and Other	176,878	167,905
Intersegment	(14,538)	(25,969)
	529,343	622,391
Adjusted EBITDA:
North America	56,034	69,284
Europe and Other	24,098	24,139
	80,132	93,423
Defined adjustments:
Receivables transaction charges	1,065	1,901
Sponsor fees	526	509
Franchise and capital taxes	1,176	685
Stock based awards	487	(745)
Pension and post-retirement expense and funding, net	525	170
Foreign exchange gains	(870)	(616)
Inventory write-down	572	—
Recruiting and relocation	1,445	—
Unusual and non-recurring	3,955	—
Other	450	47
	9,331	1,951
Depreciation	21,478	21,923
Amortization of intangible assets	8,898	8,877
Interest	44,315	46,382
Other expense, net	9,235	9,508
Income taxes	(2,387)	4,894
Non-controlling interest	2,073	1,559
	92,943	95,094
Net loss	$(12,811)	$(1,671)

	January 1, 2007 - September 30, 2007	January 1, 2006 – September 30, 2006
Geographic segment data
Sales:
North America	$1,203,540	$1,463,749
Europe and Other	526,282	485,013
Intersegment	(42,171)	(69,252)
	1,687,651	1,879,510
Adjusted EBITDA:
North America	176,450	180,629
Europe and Other	72,955	76,124
	249,405	256,753
Defined adjustments:
Receivables transaction charges	4,447	5,929
Sponsor fees	1,579	1,530
Franchise and capital taxes	2,566	1,889
Stock based awards	1,759	1,190
Pension and post-retirement expense and funding, net	810	534
Foreign exchange (gains) losses	(2,522)	(566)
Inventory write-down	572	9,000
Facility closures and realignments	—	1,889
Recruiting and relocation	1,445	—
Unusual and non-recurring	3,955	—
Other	1,815	1,984
	16,426	23,379
Depreciation	68,093	65,329
Amortization of intangible assets	26,690	26,660
Interest	134,130	137,239
Other expense, net	21,558	16,613
Income taxes	(12,418)	(4,804)
Non-controlling interest	5,326	5,557
	259,805	269,973
Net loss	$(10,400)	$(13,220)

	September 30, 2007	December 31, 2006
Identifiable assets:
North America	$2,361,617	$2,428,236
Europe and Other	605,409	571,850
Corporate assets, including cash	105,533	164,426
	$3,072,559	$3,164,512

The Company derives revenue from two major product lines, interior and exterior products as follows:

	July 1, 2007 - September 30, 2007	July 1, 2006 - September 30, 2006
Sales:
Interior products	$379,410	$405,310
Exterior products	149,933	217,081
	$529,343	$622,391

	January 1, 2007 - September 30, 2007	January 1, 2006 - September 30, 2006
Sales:
Interior products	$1,184,459	$1,226,585
Exterior products	503,192	652,925
	$1,687,651	$1,879,510

The Company does not review or analyze its two major product lines below net sales.

Information about geographic areas, exceeding 5% of consolidated net sales, is as follows:

	July 1, 2007 – September 30, 2007	July 1, 2006 – September 30, 2006
Sales to all external customers from facilities in:
Canada	$96,928	$95,008
United States	261,305	369,884
United Kingdom	56,651	52,284
France	36,997	33,129

	January 1, 2007 – September 30, 2007	January 1, 2006 – September 30, 2006
Sales to all external customers from facilities in:
Canada	$268,186	$288,476
United States	888,807	1,130,186
United Kingdom	168,479	145,845
France	127,647	112,884

Additional segmented information regarding long-lived assets, exceeding 5% of consolidated property, plant and equipment, and goodwill, is as follows:

	September 30, 2007	December 31, 2006
Property, plant and equipment:
Canada	$89,721	$108,045
United States	365,102	387,683
Other	11,387	12,467
North America	$466,210	$508,195

Ireland	$130,311	$130,310
United Kingdom	60,499	62,307
Chile	52,871	54,709
Malaysia	43,347	44,736
France	40,120	42,816
Other	30,062	30,503
Europe and Other	357,210	365,381
	$823,420	$873,576

Goodwill:
Canada	$185,178	$185,178
United States	730,612	730,612
North America	$915,790	$915,790
Europe and Other	59,051	53,690
	$974,841	$969,480

Total sales to one customer within the North American segment for the three month period ending September 30, 2007 was $81,739 (three month period ended September 30, 2006 - $154,062). Total sales to this customer within the North American segment for the nine month period ending September 30, 2007 was $353,064 (nine month period ended September 30, 2006 - $465,964). Included in accounts receivable are balances owing from this customer of $20,928 at September 30, 2007 (December 31, 2006 - $12,576).

NOTE 18: RELATED PARTY TRANSACTIONS

On April 6, 2005, the Company entered into an agreement to pay KKR annual management fees of $2,000 for services provided, which are payable quarterly in advance and subject to a 5% increase each year. For the three month period ended September 30, 2007, the Company paid KKR fees of $526 (three month period ended September 30, 2006 - $509) and for the nine month period ended September 30, 2007, the Company paid KKR fees of $1,579 (nine month period ended September 30, 2006 - $1,530) in accordance with the management fee agreement.

In addition, the Company has engaged Capstone Consulting (“Capstone”) on a per-diem basis for management consulting services. For the three month period ended September 30, 2007, the Company paid Capstone fees of $450 (three month period ended September 30, 2006 - $700) and for the nine month period September 30, 2007, the Company paid Capstone $1,816 (nine month period ended September 30, 2006 - $1,942) for management consulting services. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone.

These costs are reflected as part of selling, general and administration expense on the unaudited interim consolidated financial statements.

NOTE 19: FINANCIAL INSTRUMENTS

(i) Fair value

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt, and forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

Financial instruments with carrying value different from their fair values include the following:

September 30, 2007	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,874,112)	$(1,745,872)

December 31, 2006	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,955,779)	$(1,870,139)
Interest rate swaps	2,258	18,912
Forward foreign currency contracts	—	(42)
	$(1,953,521)	$(1,851,269)

The fair value of a financial instrument on initial recognition is normally the transaction price, which is usually the fair value of the consideration given or received. The fair value of the long-term debt was based on the trading rate at the period end closing date. The fair value of interest rate swap at September 30, 2007 and December 31, 2006 was based on the mark-to-market price provided by the counterparty. The fair value of the forward foreign currency contracts were based on the difference between the exchange rate in the contracts entered into, and the forward exchange rate at the valuation date which would be available for a forward contract maturing at the same time.

As at September 30, 2007, the carrying values of cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued liabilities approximate fair values due to their immediate or short-terms to maturity.

Due to the use of judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in the immediate term.

(ii) Credit risk

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company. The Company had credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk. The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management believes will be collected. The allowance for doubtful accounts as at September 30, 2007 was $4,509 (December 31, 2006 - $3,999).

There is also credit risk related to the interest rate swap asset of $5,510 recorded in other assets (note 6). There is a risk that the counterparty to the swaps will not be able to fulfill its side of the agreement. The Company monitors the creditworthiness of the counterparty on a quarterly basis to determine whether or not they will be able to fulfill its obligation. At September 30, 2007, the Company reviewed the creditworthiness of the counterparty, and determined that there was no credit risk on the counterparty fulfilling its obligation under the interest rate swap agreement.

NOTE 20: SUBSEQUENT EVENT

Subsequent to the end of the period, the non-controlling interest in one of the Company’s Foreign subsidiaries notified the Company of their intent to exercise their right to put the remaining 25% of the voting shares to the Company. The transaction is expected to close in the first quarter of 2008.

NOTE 21: CONSOLIDATING FINANCIAL INFORMATION

As part of the acquisition of Masonite International Corporation, Masonite (formerly known as Stile Consolidated, “Parent”) through its subsidiaries, Masonite International Corporation (formerly known as Stile Acquisition, “Canadian Issuer”) and Masonite Corporation (formerly known as Masonite US Corporation, formerly known as Stile US Acquisition, “US Issuer”), entered into a Senior Secured Credit Facility agreement and a Senior Subordinated Loan agreement. The Senior Secured Credit Facility and the Senior Subordinated Loan, which was replaced with the Senior Subordinated Term Loan and subsequently the Senior Subordinated Notes (the “Guaranteed Debt”) are fully and unconditionally guaranteed on a joint and several basis by Masonite and certain of its 100% owned subsidiaries (“Guarantor Subsidiaries”). The Guaranteed Debt is not guaranteed by the Company’s less than 100% owned subsidiaries and certain other subsidiaries of the Company (collectively, the “Non-Guarantor Subsidiaries”).

The consolidating financial information below for the three and nine month periods ended September 30, 2007 and September 30, 2006 is presented consistent with Article 3-10(d) of Regulation S-X.

The consolidating financial information reflects the investments of the Parent Company in the Issuers, and of the Issuer in their respective Guarantor and Non-Guarantor subsidiaries using the equity method.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$112,760	$260,914	$116,491	$(49,248)	$440,917	$113,024	$(24,598)	$529,343
Cost of sales	—	87,350	209,176	98,077	(49,248)	345,355	87,375	(24,598)	408,132
	—	25,410	51,738	18,414	—	95,562	25,649	—	121,211

Selling, general and administration expenses	—	6,387	30,057	4,768	—	41,212	9,198	—	50,410
Depreciation and amortization	—	3,515	16,625	4,860	—	25,000	5,219	157	30,376
Interest	—	21,299	29,493	(389)	—	50,403	(6,088)	—	44,315
Loss (income) from equity investments	12,811	(16,322)	(2,746)	—	(6,464)	(12,721)	—	12,721	—
Other expense	—	(1,117)	8,502	1,083	—	8,468	767	—	9,235

Loss (income) before income taxes and non-controlling interest	(12,811)	11,648	(30,193)	8,092	6,464	(16,800)	16,553	(12,878)	(13,125)

Income taxes	—	(839)	(4,782)	1,632	—	(3,989)	1,642	(40)	(2,387)
Non controlling interest	—	—	—	—	—	—	—	2,073	2,073

Net (loss) income	$(12,811)	$12,487	$(25,411)	$6,460	$6,464	$(12,811)	$14,911	$(14,911)	$(12,811)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended September 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$130,767	$371,197	$130,600	$(87,350)	$545,214	$102,556	$(25,379)	$622,391
Cost of sales	—	112,369	294,090	108,951	(87,350)	428,060	78,671	(25,379)	481,352
	—	18,398	77,107	21,649	—	117,154	23,885	—	141,039

Selling, general and administration expenses	—	8,542	28,131	4,721	—	41,394	8,173	—	49,567
Depreciation and amortization	—	3,890	17,250	4,424	—	25,564	5,175	61	30,800
Interest	—	22,606	29,856	(322)	—	52,140	(5,758)	—	46,382
(Loss) income from equity investments	1,671	(19,473)	(1,852)	—	8,535	(11,119)	—	11,119	—
Other expense	—	3,003	6,144	219	—	9,366	142	—	9,508

(Loss) income before income taxes and non-controlling interest	(1,671)	(170)	(2,422)	12,607	(8,535)	(191)	16,153	(11,180)	4,782

Income taxes	—	(2,487)	1,566	2,401	—	1,480	3,430	(16)	4,894
Non controlling interest	—	—	—	—	—	—	—	1,559	1,559

Net (loss) income	$(1,671)	$2,317	$(3,988)	$10,206	$(8,535)	$(1,671)	$12,723	$(12,723)	$(1,671)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the nine month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$345,040	$903,371	$354,942	$(178,943)	$1,424,410	$337,657	$(74,416)	$1,687,651
Cost of sales	—	277,317	719,851	295,375	(178,943)	1,113,600	258,416	(74,416)	1,297,600
	—	67,723	183,520	59,567	—	310,810	79,241	—	390,051

Selling, general and administration expenses	—	19,408	92,492	14,384	—	126,284	30,788	—	157,072
Depreciation and amortization	—	10,667	53,386	14,423	—	78,476	15,837	470	94,783
Interest	—	64,330	88,625	(817)	—	152,138	(18,008)	—	134,130
(Loss) income from equity investments	10,400	(52,814)	(7,768)	—	12,685	(37,497)	—	37,497	—
Other expense	—	2,485	16,668	2,037	—	21,190	368	—	21,558

(Loss) income before income taxes and non-controlling interest	(10,400)	23,647	(59,883)	29,540	(12,685)	(29,781)	50,256	(37,967)	(17,492)

Income taxes	—	(9,939)	(15,559)	6,117	—	(19,381)	7,233	(270)	(12,418)
Non controlling interest	—	—	—	—	—	—	—	5,326	5,326

Net (loss) income	$(10,400)	$33,586	$(44,324)	$23,423	$(12,685)	$(10,400)	$43,023	$(43,023)	$(10,400)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the nine month period ended September 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$404,514	$1,130,366	$371,512	$(257,935)	$1,648,457	$317,656	$(86,603)	$1,879,510
Cost of sales	—	354,762	926,621	307,999	(257,935)	1,331,447	242,060	(86,603)	1,486,904
	—	49,752	203,745	63,513	—	317,010	75,596	—	392,606

Selling, general and administration expenses	—	28,523	87,300	13,631	—	129,454	29,778	—	159,232
Depreciation and amortization	—	11,719	51,432	13,005	—	76,156	15,651	182	91,989
Interest	—	65,810	90,044	(710)	—	155,144	(17,905)	—	137,239
Loss (income) from equity investments	13,220	(56,482)	(6,729)	—	16,770	(33,221)	—	33,221	—
Other expense	—	5,204	10,978	289	—	16,471	142	—	16,613

(Loss) income before income taxes and non-controlling interest	(13,220)	(5,022)	(29,280)	37,298	(16,770)	(26,994)	47,930	(33,403)	(12,467)

Income taxes	—	(7,982)	(13,100)	7,308	—	(13,774)	9,016	(46)	(4,804)
Non controlling interest	—	—	—	—	—	—	—	5,557	5,557

Net (loss) income	$(13,220)	$2,960	$(16,180)	$29,990	$(16,770)	$(13,220)	$38,914	$(38,914)	$(13,220)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Balance Sheet

September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$10,689	$8,684	$17,237	$—	$36,610	$22,401	$—	$59,011
Accounts receivable	—	60,027	66,491	66,934	—	193,452	97,717	—	291,169
Intercompany receivable	—	42,822	8,702	23,797	(65,621)	9,700	25,033	(34,733)	—
Inventories	—	55,680	135,534	68,491	—	259,705	70,801	—	330,506
Prepaid expenses	—	3,981	5,439	5,263	—	14,683	4,879	—	19,562
Assets held for sale	—	7,207	—	—	—	7,207	—	—	7,207
Current future income taxes	—	4,840	25,211	2,296	—	32,347	10,172	—	42,519
	—	185,246	250,061	184,018	(65,621)	553,704	231,003	(34,733)	749,974

Property, plant and equipment	—	47,551	348,467	210,511	—	606,529	216,891	—	823,420
Goodwill	—	174,742	730,979	24,859	—	930,580	24,536	19,725	974,841
Intangible assets	—	224,053	233,885	10,195	—	468,133	9,499	4,725	482,357
Investments and advances	492,305	804,946	127,587	170,027	(893,024)	701,841	221,224	(923,065)	—
Other assets	—	18,668	4,917	258	—	23,843	240	—	24,083
Long-term future income taxes	—	—	—	(54)	—	(54)	17,938	—	17,884
	$492,305	$1,455,206	$1,695,896	$599,814	$(958,645)	$3,284,576	$721,331	$(933,348)	$3,072,559

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$—	$—	$—	$—	$—	$16,628	$—	$16,628
Trade payables and accrued expenses	—	84,036	159,768	56,215	—	300,019	78,736	—	378,755
Intercompany payable	—	7,920	63,801	19,716	(65,621)	25,816	8,917	(34,733)	—
Income taxes payable	—	7,197	9,935	3,296	—	20,428	5,420	—	25,848
Current future income taxes	—	—	244	(242)	—	2	1,199	—	1,201
Current portion of long-term debt	—	6,292	5,956	57	—	12,305	9,887	—	22,192
	—	105,445	239,704	79,042	(65,621)	358,570	120,787	(34,733)	444,624

Long-term debt	—	895,023	1,183,185	57,588	—	2,135,796	78,834	(362,710)	1,851,920
Long-term future income taxes	—	47,482	109,422	17,496	—	174,400	26,322	1,029	201,751
Long-term liabilities	—	2,756	18,622	8,381	—	29,759	11,592	—	41,351
	—	1,050,706	1,550,933	162,507	(65,621)	2,698,525	237,535	(396,414)	2,539,646

Non-controlling interest	—	—	—	—	—	—	—	40,608	40,608

Shareholders’ equity	492,305	404,500	144,963	437,307	(893,024)	586,051	483,796	(577,542)	492,305
	$492,305	$1,455,206	$1,695,896	$599,814	$(958,645)	$3,284,576	$721,331	$(933,348)	$3,072,559

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Balance Sheet

December 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$18,196	$2,971	$5,361	$—	$26,528	$20,895	$—	$47,423
Accounts receivable	—	47,522	57,504	64,898	—	169,924	77,746	—	247,670
Intercompany receivable	—	69,958	23,528	15,204	(98,911)	9,779	12,880	(22,659)	—
Inventories	—	62,429	157,908	68,387	—	288,724	62,814	—	351,538
Prepaid expenses	—	1,219	8,640	4,488	—	14,347	4,784	—	19,131
Current future income taxes	—	8,110	25,099	261	—	33,470	5,415	—	38,885
	—	207,434	275,650	158,599	(98,911)	542,772	184,534	(22,659)	704,647

Property, plant and equipment	—	70,880	373,118	212,885	—	656,883	216,693	—	873,576
Goodwill	—	175,484	730,979	24,701	—	931,164	18,591	19,725	969,480
Intangible assets	—	228,777	253,569	11,197	—	493,543	10,230	5,195	508,968
Investments and advances	485,365	712,219	154,156	179,023	(858,753)	672,010	269,187	(941,197)	—
Other assets	—	46,797	41,683	274	—	88,754	580	—	89,334
Long-term future income taxes	—	—	—	—	—	—	18,507	—	18,507
	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$—	$43,000	$—	$—	$43,000	$17,393	$—	$60,393
Trade payable and accrued expenses	1,352	71,908	157,477	48,890	—	279,627	64,055	—	343,682
Intercompany payable	—	22,118	76,155	14,616	(98,911)	13,978	8,681	(22,659)	—
Income taxes payable	—	10,351	8,927	2,632	—	21,910	4,999	—	26,909
Current future income taxes	—	—	—	405	—	405	1,224	—	1,629
Current portion of long-term debt	—	6,234	5,956	57	—	12,247	19,974	—	32,221
	1,352	110,611	291,515	66,600	(98,911)	371,167	116,326	(22,659)	464,834

Long-term debt	—	929,888	1,221,086	64,493	—	2,215,467	89,690	(381,599)	1,923,558
Long-term future income taxes	—	55,486	122,980	13,155	—	191,621	21,265	1,299	214,185
Long-term liabilities	—	4,635	14,841	8,670	—	28,146	12,935	—	41,081
	1,352	1,100,620	1,650,422	152,918	(98,911)	2,806,401	240,216	(402,959)	2,643,658

Non-controlling interest	—	—	—	—	—	—	—	36,841	36,841

Shareholders’ equity	484,013	340,971	178,733	433,761	(858,753)	578,725	478,106	(572,818)	484,013
	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(12,811)	$12,487	$(25,411)	$6,460	$6,464	$(12,811)	$14,911	$(14,911)	$(12,811)
Items not involving cash:
Depreciation and amortization	—	3,515	16,625	4,860	—	25,000	5,219	157	30,376
Non-cash interest expense	—	1,597	1,312	—	—	2,909	—	—	2,909
Impairment of property, plant and equipment	—	964	1,861	786	—	3,611	—	—	3,611
Loss (gain) on sale of property, plant and equipment	—	11	571	(27)	—	555	—	—	555
(Loss) income from equity investments	12,811	(16,322)	(2,746)	—	(6,464)	(12,721)	—	12,721	—
Share based awards	—	15	433	16	—	464	23	—	487
Future income taxes	—	3,341	(4,225)	(895)	—	(1,779)	(98)	(40)	(1,917)
Pension and post retirement expense (income) and funding, net	—	—	271	(48)	—	223	457	—	680
Unrealized foreign exchange (gains) losses	—	(4,523)	—	214	—	(4,309)	767	—	(3,542)
Non-controlling interest	—	—	—	—	—	—	—	2,073	2,073
Change in non-cash operating working capital:
Accounts receivable	—	1,613	(6,463)	5,427	—	577	1,042	—	1,619
Inventories	—	4,456	(3,725)	(1,285)	—	(554)	111	—	(443)
Income taxes payable	—	(5,143)	(304)	964	—	(4,483)	135	—	(4,348)
Prepaid expenses	—	(165)	1,473	1,206	—	2,514	341	—	2,855
Accounts payable and accrued liabilities	—	6,842	21,127	(851)	—	27,118	57	—	27,175
Intercompany receivable	—	(970)	13,917	(1,898)	(8,348)	2,701	(9,724)	7,023	—
Intercompany payable	—	(13,554)	9,339	5,439	8,348	9,572	(2,549)	(7,023)	—
	—	(5,836)	24,055	20,368	—	38,587	10,692	—	49,279
Financing activities
Change in bank and other indebtedness	—	—	(54,000)	—	—	(54,000)	3,434	—	(50,566)
Repayment of long-term debt	—	(1,664)	(1,495)	(6,877)	—	(10,036)	(14,635)	14,788	(9,883)
	—	(1,664)	(55,495)	(6,877)	—	(64,036)	(11,201)	14,788	(60,449)
Investing activities
Proceeds from sale of property, plant and equipment	—	7,305	583	—	(7,300)	588	13	—	601
Additions to property, plant and equipment	—	163	(6,101)	(898)	7,300	464	(6,940)	—	(6,476)
Acquisitions	(3,264)	—	—	—	—	(3,264)	—	—	(3,264)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,103)	19	(1,084)
Investments and advances	(1,110)	(27,603)	45,381	(16,647)	—	21	14,786	(14,807)	—
Other investing activities	4,374	607	(3)	8	—	4,986	(4,369)	—	617
	—	(19,528)	39,860	(17,537)	—	2,795	2,387	(14,788)	(9,606)
Net foreign currency translation adjustment	—	(2,903)	5	4,773	—	1,875	826	—	2,701

(Decrease) increase in cash and cash equivalents	—	(29,931)	8,425	727	—	(20,779)	2,704	—	(18,075)

Cash and cash equivalents, beginning of period	—	40,620	259	16,510	—	57,389	19,697	—	77,086
Cash and cash equivalents, end of period	$—	$10,689	$8,684	$17,237	$—	$36,610	$22,401	$—	$59,011

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended September 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(1,671)	$2,317	$(3,988)	$10,206	$(8,535)	$(1,671)	$12,723	$(12,723)	$(1,671)
Items not involving cash:
Depreciation and amortization	—	3,890	17,250	4,424	—	25,564	5,175	61	30,800
Non-cash interest expense	—	966	970	—	—	1,936	—	—	1,936
Impairment of property, plant and equipment	—	—	—	—	—	—	—	—	—
Loss (gain) on sale of property, plant and equipment	—	63	3,246	171	—	3,480	(369)	—	3,111
(Loss) income from equity investments	1,671	(19,473)	(1,852)	—	8,535	(11,119)	—	11,119	—
Share based awards	—	(526)	(315)	39	—	(802)	57	—	(745)
Future income taxes	—	(1,728)	3,414	866	—	2,552	1,569	(16)	4,105
Pension and post retirement (income) expense and funding, net	—	(723)	255	532	—	64	(9)	—	55
Non-controlling interest	—	—	—	—	—	—	—	1,559	1,559

Change in non-cash operating working capital:
Accounts receivable	—	8,841	19,451	386	—	28,678	72	—	28,750
Inventories	—	(560)	(6,751)	(2,509)	—	(9,820)	(1,348)	—	(11,168)
Income taxes payable	—	(2,033)	(4,233)	4,380	—	(1,886)	1,974	—	88
Prepaid expenses	—	(1,019)	1,236	1,701	—	1,918	(340)	—	1,578
Accounts payable and accrued liabilities	(367)	(2,099)	(7,028)	10,177	—	683	(2,596)	—	(1,913)
Intercompany receivable	—	2,390	320	(5,121)	920	(1,491)	(4,612)	6,103	—
Intercompany payable	—	771	66	4,561	(920)	4,478	1,625	(6,103)	—
	(367)	(8,923)	22,041	29,813	—	42,564	13,921	—	56,485
Financing activities
Change in bank and other indebtedness	—	3,001	(22,077)	(2)	—	(19,078)	(230)	—	(19,308)
Proceeds from issuance of long-term debt	—	—	—	—	—	—	45	—	45
Repayment of long-term debt	—	(1,506)	(1,489)	—	—	(2,995)	(10,948)	—	(13,943)
Change in other long-term liabilities	—	220	108	—	—	328	—	—	328
	—	1,715	(23,458)	(2)	—	(21,745)	(11,133)	—	(32,878)
Investing activities
Proceeds from sale of property, plant and equipment	—	(466)	6,396	466	—	6,396	—	—	6,396
Additions to property, plant and equipment	—	(262)	(8,506)	(1,006)	—	(9,774)	(3,336)	—	(13,110)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,504)	—	(1,504)
Investments and advances	367	18,451	5,327	(27,231)	—	(3,086)	3,086	—	—
Other investing activities	—	(2,574)	3,880	(3,774)	—	(2,468)	(1,163)	—	(3,631)
	367	15,149	7,097	(31,545)	—	(8,932)	(2,917)	—	(11,849)
Net foreign currency translation adjustment	—	(624)	57	205	—	(362)	1,612	—	1,250

Increase (decrease) in cash and cash equivalents	—	7,317	5,737	(1,529)	—	11,525	1,483	—	13,008

Cash and cash equivalents, beginning of period	—	10,416	1,908	16,888	—	29,212	19,079	—	48,291
Cash and cash equivalents, end of period	$—	$17,733	$7,645	$15,359	$—	$40,737	$20,562	$—	$61,299

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the nine month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(10,400)	$33,586	$(44,324)	$23,423	$(12,685)	$(10,400)	$43,023	$(43,023)	$(10,400)
Items not involving cash:
Depreciation and amortization	—	10,667	53,386	14,423	—	78,476	15,837	470	94,783
Non-cash interest expense	—	4,046	3,903	—	—	7,949	—	—	7,949
Impairment of property, plant and equipment	—	2,539	2,906	786	—	6,231	—	—	6,231
Loss (gain) on sale of property, plant and equipment	—	126	1,387	—	—	1,513	(8)	—	1,505
(Loss) income from equity investments	10,400	(52,814)	(7,768)	—	12,685	(37,497)	—	37,497	—
Share based awards	—	57	1,559	58	—	1,674	85	—	1,759
Future income taxes	—	(6,091)	(13,430)	(51)	—	(19,572)	1,468	(270)	(18,374)
Pension and post retirement expense (income) and funding, net	—	—	1,170	(345)	—	825	457	—	1,282
Unrealized foreign exchange (gains) losses	—	(7,158)	—	271	—	(6,887)	375	—	(6,512)
Non-controlling interest	—	—	—	—	—	—	—	5,326	5,326

Change in non-cash operating working capital:
Accounts receivable	—	(5,851)	(8,330)	(1,086)	—	(15,267)	(15,120)	—	(30,387)
Inventories	—	7,842	22,374	613	—	30,829	(4,793)	—	26,036
Income taxes payable	—	(6,337)	(92)	2,948	—	(3,481)	(203)	—	(3,684)
Prepaid expenses	—	(2,730)	3,200	(851)	—	(381)	102	—	(279)
Accounts payable and accrued liabilities	—	3,944	4,894	6,738	—	15,576	11,237	—	26,813
Intercompany receivable	—	24,149	14,826	(8,593)	(30,491)	(109)	(12,153)	12,262	—
Intercompany payable	—	(11,211)	(12,352)	5,098	30,491	12,026	236	(12,262)	—
	—	(5,236)	23,309	43,432	—	61,505	40,543	—	102,048
Financing activities
Change in bank and other indebtedness	—	—	(43,000)	—	—	(43,000)	(765)	—	(43,765)
Repayment of long-term debt	—	(4,707)	(4,486)	(6,905)	—	(16,098)	(21,402)	18,889	(18,611)
	—	(4,707)	(47,486)	(6,905)	—	(59,098)	(22,167)	18,889	(62,376)
Investing activities
Proceeds from sale of property, plant and equipment	—	7,378	685	—	(7,300)	763	29	—	792
Additions to property, plant and equipment	—	(1,102)	(14,028)	(3,915)	7,300	(11,745)	(10,957)	—	(22,702)
Acquisitions	(6,997)	—	—	—	—	(6,997)	—	—	(6,997)
Distributions to non-controlling interests	—	—	—	—	—	—	(2,452)	(187)	(2,639)
Investments and advances	2,623	(299)	41,682	(26,518)	—	17,488	1,214	(18,702)	—
Other investing activities	4,374	(3,062)	1,546	26	—	2,884	(3,923)	—	(1,039)
	—	2,915	29,885	(30,407)	—	2,393	(16,089)	(18,889)	(32,585)
Net foreign currency translation adjustment	—	(479)	5	5,756	—	5,282	(781)	—	4,501

(Decrease) increase in cash and cash equivalents	—	(7,507)	5,713	11,876	—	10,082	1,506	—	11,588

Cash and cash equivalents, beginning of period	—	18,196	2,971	5,361	—	26,528	20,895	—	47,423
Cash and cash equivalents, end of period	$—	$10,689	$8,684	$17,237	$—	$36,610	$22,401	$—	$59,011

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2007 and September 30, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the nine month period ended September 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(13,220)	$2,960	$(16,180)	$29,990	$(16,770)	$(13,220)	$38,914	$(38,914)	$(13,220)
Items not involving cash:
Depreciation and amortization	—	11,719	51,432	13,005	—	76,156	15,651	182	91,989
Non-cash interest expense	—	2,958	3,013	—	—	5,971	—	—	5,971
Impairment of property, plant and equipment	—	—	—	—	—	—	—	—	—
(Gain) loss on sale of property, plant and equipment	—	(640)	5,324	241	—	4,925	(369)	—	4,556
(Loss) income from equity investments	13,220	(56,482)	(6,729)	—	16,770	(33,221)	—	33,221	—
Share based awards	—	(165)	1,069	116	—	1,020	170	—	1,190
Future income taxes	—	(6,307)	(9,341)	2,613	—	(13,035)	4,668	(46)	(8,413)
Pension and post retirement (income) expense and funding, net	—	(723)	707	435	—	419	—	—	419
Non-controlling interest	—	—	—	—	—	—	—	5,557	5,557

Change in non-cash operating working capital:
Accounts receivable	—	(1,594)	(7,687)	(3,585)	—	(12,866)	(11,364)	—	(24,230)
Inventories	—	3,520	12,386	(4,641)	—	11,265	(4,369)	—	6,896
Income taxes payable	—	(1,423)	(830)	315	—	(1,938)	(1,285)	—	(3,223)
Prepaid expenses	—	(5,003)	2,643	(1,039)	—	(3,399)	1,616	—	(1,783)
Accounts payable and accrued liabilities	(367)	19,597	2,425	14,902	—	36,557	6,656	—	43,213
Intercompany receivable	—	(5,261)	8,341	(18,846)	178	(15,588)	(1,606)	17,194	—
Intercompany payable	—	(8,649)	13,910	(4,273)	(178)	810	16,384	(17,194)	—
	(367)	(45,493)	60,483	29,233	—	43,856	65,066	—	108,922
Financing activities
Change in bank and other indebtedness	—	(16,999)	(26,003)	(2)	—	(43,004)	(642)	—	(43,646)
Proceeds from issuance of long-term debt	—	—	—	—	—	—	875	—	875
Repayment of long-term debt	—	(5,127)	(4,420)	—	—	(9,547)	(23,270)	—	(32,817)
Change in other long-term liabilities	—	(367)	565	—	—	198	—	—	198
	—	(22,493)	(29,858)	(2)	—	(52,353)	(23,037)	—	(75,390)
Investing activities
Proceeds from sale of property, plant and equipment	—	8,239	7,879	3,850	—	19,968	247	—	20,215
Additions to property, plant and equipment	—	(2,273)	(19,805)	(2,686)	—	(24,764)	(10,550)	—	(35,314)
Distributions to non-controlling interests	—	—	—	—	—	—	(3,065)	—	(3,065)
Investments and advances	367	69,958	(16,335)	(27,857)	—	26,133	(26,133)	—	—
Other investing activities	—	(6,402)	1,370	20	—	(5,012)	(1,196)	—	(6,208)
	367	69,522	(26,891)	(26,673)	—	16,325	(40,697)	—	(24,372)
Net foreign currency translation adjustment	—	4,702	(277)	4,077	—	8,502	(3,822)	—	4,680

Increase (decrease) in cash and cash equivalents	—	6,238	3,457	6,635	—	16,330	(2,490)	—	13,840

Cash and cash equivalents, beginning of period	—	11,495	4,188	8,724	—	24,407	23,052	—	47,459
Cash and cash equivalents, end of period	$—	$17,733	$7,645	$15,359	—	$40,737	$20,562	$—	$61,299